Nidar Infrastructure Limited

P4 23 Marina, Al Naseem Street

Dubai, United Arab Emirates

97144233100

January 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Nidar Infrastructure Limited.
Registration Statement on Form F-4 (SEC File No. 333-283189)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Nidar Infrastructure Limited (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the registrant’s registration statement on Form F-4, File No. 333-283189, together with all amendments and exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter.

The Company has determined to withdraw the Registration Statement because we have elected not to proceed with the business combination contemplated by the Registration Statement. The Registration Statement is effective but no securities have been sold or issued under the Registration Statement.

We request that the Commission grant this application for the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.  It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please direct any comments or questions regarding this filing to our counsel, Bill Nelson at Allen Overy Shearman Sterling US LLP, at (713) 358-4900.

Very truly yours,

/s/ Ravi Hirisave

Ravi Hirisave
Director

cc:	Bill Nelson
Allen Overy Shearman Sterling US LLP (Bill.Nelson@aoshearman.com)